BB 3/21 *

BB

05039381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

-IANGE COMMISSION
D.C. 20549

-GE
... -okers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-35158

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 13th Floor
(No. and Street)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. DC. 179 SECTION

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey K. Harpel (804)398-6369
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street (ADDRESS) Number and Street | Charlotte City | NC State | 28202 Zip Code

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/05

OATH OR AFFIRMATION

I, Jeffrey K. Harpel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Clearing, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debits $114,161, credits $0)

Name Jeffrey K. Harpel
Title Chief Financial Officer

Notary Public 6/30/08

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FIRST CLEARING, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2005

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets		
Cash and cash equivalents	$	243,249
Receivable from brokers, dealers and clearing organizations		2,457,203
Receivable from customers		5,375,238
Financial instruments owned, at fair value ($11,451 pledged as collateral)		14,135
Receivable from affiliates		16,509
Other assets		227,861
Total assets	$	8,334,195
Liabilities and Member's Equity		
Short-term borrowings	$	704,080
Payable to brokers, dealers and clearing organizations		3,971,239
Payable to customers		2,307,867
Financial instruments sold, not yet purchased, at fair value		7,314
Payable to affiliates		151,082
Accrued expenses and other liabilities		144,483
Total liabilities		7,286,065
Member's equity		1,048,130
Commitments and contingent liabilities		
Total liabilities and member's equity	$	8,334,195

See accompanying notes to financial statements.

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2004

(In thousands, except where noted)

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a 62% owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC) (including its subsidiary Wexford Clearing Services, LLC), the Company, and Wachovia Securities Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company's primary activities are those of a clearing broker-dealer for affiliated subsidiaries of WSFH, and unaffiliated correspondent broker-dealers.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Customer securities transactions are recorded on a settlement date basis.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis.

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Cash and cash equivalents and, financial instruments owned, and financial instruments sold, not yet purchased are carried at fair value.

Receivables from brokers, dealers, and clearing organizations, receivables from customers, receivables from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes.

(3) Collateral

The Company accepts securities as collateral for securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2004, the fair value of this collateral approximated $8,361,000, of which $4,229,000 had been repledged by the Company. The collateral is received primarily from other broker dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(In thousands, except where noted)

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2004:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	551,162
Deposits paid for securities borrowed		1,806,091
Receivable from fully disclosed broker dealers		31,367
Other		68,583
	$	2,457,203
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	509,840
Deposits received for securities loaned		3,259,098
Payable to fully disclosed broker dealers		198,473
Other		3,828
	$	3,971,239

(5) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions.

The Company has established an allowance for doubtful accounts to offset unsecured customer balances receivable. Receivable from customers of $5,375,238 is reported net of the allowance for doubtful accounts of $13,721 at December 31, 2004.

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2004, financial instruments owned and financial instruments sold, not yet purchased consist of the following, at fair value:

		Financial instruments	Financial instruments sold, not yet purchased
U.S. Government and agency obligations	$	11,460	100
State and municipal government obligations		9	365
Corporate obligations		295	77
Equity securities		2,371	6,772
Total	$	14,135	7,314

U.S. Government obligations with a fair value of approximately $11,451 at December 31, 2004 have been pledged as collateral for deposits with clearing organizations.

(In thousands, except where noted)

(7) Short-Term Borrowings

Short-term borrowings consist of the following at December 31, 2004:

		Amount outstanding
Drafts payable	$	304,080
Unsecured loans from financial institutions		400,000
Total	$	704,080

Drafts payable consist of non-interest bearing outstanding bank drafts. The amount of overdrafts due to related parties was approximately $197,000 at December 31, 2004.

At December 31, 2004, the Company had available $2,605,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions and $1,000,000 in uncommitted secured lines of credit with an affiliated financial institution.

The entire $1,000,000 line of credit from an affiliated financial institution and $1,405,000 of the lines of credit from unaffiliated financial institutions are also available to WSLLC. At December 31, 2004, the Company had no balance outstanding on the affiliated lines of credit and had $400,000 balance outstanding on the unaffiliated lines of credit. WSLCC had no balance outstanding on the above lines of credit.

Of the lines of credit from unaffiliated financial institutions, $425,000 are also available to WSFH. At December 31, 2004, the Company had no balance outstanding and WFSH had a balance outstanding of $117,000 on these lines of credit.

Unsecured loans generally bear interest at a rate that varies with the federal funds rate and are payable on demand. Interest rates on these loans ranged from 1.19% to 2.74% during the year.

(8) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than September 30, 2005. Borrowings under this subordinated line are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2004, there were no outstanding borrowings related to this line.

(9) Net Capital and Proprietary Accounts of Introducing Brokers and Dealers Reserve Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative

(In thousands, except where noted)

method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $758,944 which was 12.40% of aggregate debit balances and $636,508 in excess of required net capital. At December 31, 2004, the Company had PAIB deposit requirement of $234,554 that was satisfied by the excess debit of $497,050 in the Company's customer reserve requirement.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(10) Retirement Plans

Substantially all employees with one year of service are eligible for participation in the matching savings plan of Wachovia. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matching savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place as of December 31, 2004

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the Financial Accounting Standards Board (FASB) issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,* which provides guidance on accounting for the impact of the Act. Wachovia adopted the provisions of FSP 106-2 in the second quarter of 2004. The adoption of FSP 106-2 did not have a material impact on the Company's Statement of Financial Condition.

(In thousands, except where noted)

(11) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations and administrative support services from Wachovia.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administration services.

The Company's subsidiaries outsource consultants and temporary employees through an affiliated agency.

Clearing Services

The Company also provides retail clearing services for its affiliates, WSLLC and FINET. The Company collects revenues from customers on behalf of WSLLC and FINET from which it deducts its retail clearing service fees. At December 31, 2004, the Company owed net revenues and related balances of $87,023 to WSLLC and $38,353 to FINET which are included in payable to brokers, dealers and clearing organization.

Money Market Fees

The Company has an arrangement with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

The Company has an arrangement with Wachovia Bank, N.A. under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

At December 31, 2004, the Company had amounts payable to Wachovia and its affiliates of $151,082 related to these agreements.

Other

The Company has a promissory note receivable from Everen Capital Corporation (a subsidiary of Wachovia) for $10,000 which is included in receivable from affiliates in the Statement of Financial Condition. The note is due on April 30, 2008, carries an interest rate of 5% and is payable monthly.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(12) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at the market values of the related securities and will incur a loss if the market value of the securities increases in subsequent periods.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(13) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's Statement of Financial Condition. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition at December 31, 2004, related to these indemnifications.